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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File No. 1-13056

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

EXHIBIT INDEX

Exhibit	Description
99.1.	Acquisition Agreement between IAMGOLD Corporation and Cambior Inc. dated September 13, 2006 (the "Acquisition Agreement").
99.2.	Material Change Report dated September 14, 2006, regarding the Acquisition Agreement.
99.3.	Press Release dated September 14, 2006, regarding the Acquisition Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: September 28, 2006
	By:	/s/ LUCIE DESJARDINS
Lucie Desjardins Corporate Secretary & Senior Legal Counsel

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EXHIBIT INDEX
SIGNATURES